SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Qunar Cayman Islands Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 each

(Title of Class of Securities)

74906P104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Momentum Strategic Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 34,974,767 Class B ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 34,974,767 Class B ordinary shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,974,767 Class B ordinary shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.0%. The voting power of the shares beneficially owned represents 8.0% of the total outstanding voting power.*
12	Type of Reporting Person PN

* See Item 4 below.

1	Names of Reporting Persons Momentum Strategic Holdings GP, Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 34,974,767 Class B ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 34,974,767 Class B ordinary shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,974,767 Class B ordinary shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.0%. The voting power of the shares beneficially owned represents 8.0% of the total outstanding voting power.*)
12	Type of Reporting Person CO

* See Item 4 below.

Item 1(a).	Name of Issuer: Qunar Cayman Islands Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 17th Floor, Viva Plaza, Building 18 Yard 29, Suzhou Street Haidian District, Beijing 100080 The People’s Republic of China

Item 2(a).	Name of Person Filing: Momentum Strategic Holdings, L.P. Momentum Strategic Holdings GP, Ltd.
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Momentum Strategic Holdings, L.P.:

the offices of Walkers Corporate Limited

Cayman Corporate Centre, 27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

Momentum Strategic Holdings GP, Ltd.:

the offices of Walkers Corporate Limited

Cayman Corporate Centre, 27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

Item 2(c).	Citizenship: Momentum Strategic Holdings, L.P. — Cayman Islands Momentum Strategic Holdings GP, Ltd. — Cayman Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary Shares and Class B ordinary shares of par value of $0.001 per share (collectively, “Ordinary Shares”).

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class A ordinary share is convertible at any time at the election of the holder into one Class B ordinary share. Each Class A ordinary share is entitled to three votes, whereas each Class B ordinary share is entitled to one vote.

Item 2(e).	CUSIP NO.: 74906P1049

Item 3.	Not Applicable

Item 4.	Ownership

Reporting Person:	Momentum Strategic Holdings, L.P.	Momentum Strategic Holdings GP, Ltd.
(a) Amount beneficially owned:	34,974,767	34,974,767
(b) Percent of class:	8.0%	8.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	34,974,767	34,974,767
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:	34,974,767	34,974,767
(iv) Shared power to dispose or to direct the disposition of:

Momentum Strategic Holdings, L.P., a Cayman Islands limited partnership, is the record owner of  (i) 8,207,214 American depository shares of the Issuer, representing 24,621,642 Class B ordinary shares of the Issuer, and (ii) 10,353,125 Class B ordinary shares of the Issuer. Momentum Strategic Holdings GP, Ltd., a Cayman Islands company, is the sole general partner of Momentum Strategic Holdings, L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Momentum Strategic Holdings GP, Ltd. may be deemed to beneficially own all of the Ordinary Shares held by Momentum Strategic Holdings, L.P.

* Percent of class is based on 437,150,867 outstanding Ordinary Shares as a single class, being the sum of 6 Class A ordinary shares and 437,150,861 Class B ordinary shares outstanding as of June 30, 2016, as reported in the Issuer’s second quarter of fiscal year 2016 financial results included as an exhibit to the Issuer’s report on Form 6-K, furnished to the Securities and Exchange Commission on September 1, 2016, and assumes conversion of all Class A ordinary shares into Class B ordinary shares. The voting power of the Ordinary Shares beneficially owned represents 8.0% of the total outstanding voting power.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017
Momentum Strategic Holdings, L.P.

	By:	Momentum Strategic Holdings GP, Ltd.
Its General Partner

	By:	/s/ Amber Ramsey
	Name:	Amber Ramsey
	Capacity:	Director

Momentum Strategic Holdings GP, Ltd.

	By:	/s/ Amber Ramsey
	Name:	Amber Ramsey
	Title:	Director